Underlying supplement no. 160 To prospectus dated May 30, 2006 and prospectus supplement dated May 30, 2006	Registration Statement no. 333-134553 Dated January 11, 2007 Rule 424(b)(2)

LEHMAN BROTHERS HOLDINGS INC.

Dow Jones EURO STOXX 50® Index (SX5E)

General

•                  Lehman Brothers Holdings Inc. may offer and sell notes linked to an index from time to time. This underlying supplement no. 160 describes the Dow Jones EURO STOXX 50® Index.  The specific terms for each series of notes will be included in a product supplement.  A separate term sheet or pricing supplement, as the case may be, will describe terms that apply specifically to the notes. We refer to such term sheets and pricing supplements generally as terms supplements. You should read the base prospectus, the MTN prospectus supplement, the relevant product supplement and any other related prospectus supplement, term sheet or pricing supplement, including the description of the Dow Jones EURO STOXX 50® Index set forth in this underlying supplement, carefully before you invest in the notes.  Any terms used herein but not defined herein shall have the meaning given to them in the base prospectus, the MTN prospectus supplement or relevant product supplement or free writing prospectus.  This underlying supplement may not be used to sell securities unless accompanied by the base prospectus, the MTN prospectus supplement, the relevant product supplement, the relevant terms supplements and any other related prospectus supplement.

Investing in notes linked to the Dow Jones EURO STOXX 50® Index involves a number of risks. See “Risk Factors” beginning on page US-1 in this underlying supplement no. 160 and “Risk Factors” in the relevant product supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this underlying supplement no. 160, the accompanying base prospectus, the MTN prospectus supplement, the relevant product supplement, the relevant terms supplements and any other related prospectus supplements. Any representation to the contrary is a criminal offense.

LEHMAN BROTHERS

January 11, 2007

“Dow Jones EURO STOXX 50®” and “STOXX®” are trademarks of STOXX Limited and have been licensed for certain purposes by Lehman Brothers. The notes are not sponsored, endorsed, sold or promoted by STOXX Limited, and STOXX Limited makes no representation regarding the advisability of investing in the notes.

Table of Contents

Underlying Supplement

Risk Factors	US-1
The Dow Jones EURO STOXX 50® Index	US-3

MTN Prospectus Supplement

Risk Factors	S-4
Description of the Notes	S-13
Supplemental United States Federal Income Tax Consequences	S-37
Certain ERISA Considerations	S-44
Plan of Distribution	S-45
Appendix A	S-48

Base Prospectus

Prospectus Summary	1
General Information	6
Cautionary Statement Regarding Forward-Looking Statements	6
Use of Proceeds	7
Ratios of Earnings to Fixed Charges and of Earnings to Combined Fixed Charges and Preferred Stock Dividends	7
Description of Debt Securities	8
Description of Warrants	19
Description of Purchase Contracts	23
Description of Preferred Stock	27
Description of Depositary Shares	30
Description of Common Stock	32
Description of Units	34
Form, Exchange and Transfer	37
Book-Entry Procedures and Settlement	38
United States Federal Income Tax Consequences	40
Plan of Distribution	54
Certain ERISA Considerations	58
Where You Can Find More Information	58
Legal Matters	59
Experts	59

In making your investment decision, you should rely only on the information contained or incorporated by reference in the relevant terms supplements, this underlying supplement no. 160, the relevant product supplement and the accompanying base prospectus and MTN prospectus supplement with respect to the notes offered and with respect to Lehman Brothers Holdings Inc.  The relevant terms supplements, this underlying supplement no. 160, the relevant product supplement and the accompanying base prospectus and MTN prospectus supplement contain the terms of the notes and supersede all prior or contemporaneous oral statements as well as any other written materials including preliminary pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.  We have not authorized anyone to give you any additional or different information.  The information in the relevant terms supplements, this underlying supplement no. 160, the relevant product supplement and the accompanying base prospectus and MTN prospectus supplement may only be accurate as of the dates of each of these documents, respectively.

The notes described in the relevant terms supplements, this underlying supplement no. 160 and the relevant product supplement are not appropriate for all investors, and involve important legal and tax consequences and investment risks, which should be discussed with your professional advisers.  You should be aware that the regulations of the National Association of Securities Dealers, Inc. and the laws of certain jurisdictions (including regulations and laws that require brokers to ensure that investments are

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suitable for their customers) may limit the availability of the notes.  The relevant terms supplements, this underlying supplement no. 160, the relevant product supplement and the accompanying base prospectus and MTN prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy the notes in any circumstances in which such offer or solicitation is unlawful.

In this underlying supplement no. 160, the relevant terms supplements, the relevant product supplement and the accompanying base prospectus and MTN prospectus supplement, “we,” “us” and “our” refer to Lehman Brothers Holdings Inc., unless the context requires otherwise.

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RISK FACTORS

Your investment in notes linked to the Dow Jones EURO STOXX 50 Index will involve certain risks. Investing in the notes is not equivalent to investing directly in the Dow Jones EURO STOXX 50 Index or any of the component stocks of the Dow Jones EURO STOXX 50 Index.  In addition, your investment in notes entails other risks not associated with an investment in conventional debt securities.  You should consider carefully the following discussion of risks before you decide that an investment in notes linked to the Dow Jones EURO STOXX 50 Index is suitable for you. In addition, you should consider carefully the discussion of risks set forth in the relevant product supplement before you decide that an investment in the notes is suitable for you.

The amount payable on the notes at maturity will not be adjusted, unless otherwise specified in the relevant terms supplement, for changes in exchange rates that might affect the Dow Jones EURO STOXX 50 Index.

Although the stocks composing the Dow Jones EURO STOXX 50 Index are traded in currencies other than U.S. dollars, and the notes, which are linked to the Dow Jones EURO STOXX 50 Index, are denominated in U.S. dollars, the amount payable on the notes at maturity will not be adjusted, unless otherwise specified in the relevant terms supplement, for changes in the exchange rate between the U.S. dollar and each of the currencies in which the stocks composing the Dow Jones EURO STOXX 50 Index are denominated. Changes in exchange rates, however, may reflect changes in various non-U.S. economies that in turn may affect the amount payable on the notes at maturity. The amount we pay in respect of the notes on the maturity date, if any, will be determined solely in accordance with the procedures described in the relevant product supplement.

STOXX Limited may adjust the Dow Jones EURO STOXX 50 Index in a way that affects its level and adversely affects the value of your notes, and STOXX Limited has no obligation to consider your interests.

STOXX Limited, a joint venture between Deutsche Börse AG, Dow Jones & Company and SWX Group and publisher of the Dow Jones EURO STOXX 50 Index, is responsible for calculating and maintaining the Dow Jones EURO STOXX 50 Index. We are not affiliated with STOXX Limited in any way (except for licensing arrangements discussed below in “The Dow Jones EURO STOXX 50® Index”) and have no way to control or predict its actions including any errors in or discontinuation of disclosure regarding its methods or policies relating to the calculation of the Dow Jones EURO STOXX 50 Index.

STOXX Limited can add, delete or substitute the stocks underlying the Dow Jones EURO STOXX 50 Index or make other methodological changes that could change the level of the Dow Jones EURO STOXX 50 Index.  You should realize that the changing of companies included in the Dow Jones EURO STOXX 50 Index may affect the Dow Jones EURO STOXX 50 Index as a newly added company may perform significantly better or worse than the company or companies it replaces.  Additionally, STOXX Limited may alter, discontinue or suspend calculation or dissemination of the Dow Jones EURO STOXX 50 Index.  Any of these actions could adversely affect the value of your notes. STOXX Limited has no obligation to consider your interests in calculating or revising the Dow Jones EURO STOXX 50 Index.  See “The Dow Jones EURO STOXX 50® Index.”

Neither Lehman Brothers nor any of its affiliates assumes any responsibility for the adequacy or accuracy of the information about the Dow Jones EURO STOXX 50 Index or STOXX Limited contained in this underlying supplement or any public disclosure of information by STOXX Limited. You, as an investor in the notes, should make your own investigation into the Dow Jones EURO STOXX 50 Index and STOXX Limited.

We cannot control actions by the companies whose common stocks or other equity securities make up the Dow Jones EURO STOXX 50 Index.

We are not affiliated with any of the companies whose stock is included in the Index. As a result, we will have no ability to control the actions of such companies, including actions that could affect the value of the stocks underlying the Dow Jones EURO STOXX 50 Index or your notes.  None of the money you pay us will go to STOXX Limited, or any of the companies included in the Index and none of those companies will be involved in the offering of the notes in any way.  Neither those companies nor we will have any obligation to consider your interests as a holder of the notes in taking any corporate actions that might affect the value of your notes.

You will have no shareholder rights in issuers of stocks underlying the Dow Jones EURO STOXX 50 Index.

Investing in the notes is not equivalent to investing in the securities underlying the Dow Jones EURO STOXX 50 Index. As a holder of the notes, you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of the securities composing the Index would have.

An investment in the notes is subject to risks associated with non-U.S. securities markets.

The stocks that constitute the Dow Jones EURO STOXX 50 Index have been issued by non-U.S. companies.  Investments in securities indexed to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries.  Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the Securities and Exchange Commission, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies.

The prices of securities in non-U.S. jurisdictions may be affected by political, economic, financial and social factors in such markets, including changes in a country’s government, economic and fiscal policies, currency exchange laws or other foreign laws or restrictions.  Moreover, the economies in such countries may differ favorably or unfavorably from economies in the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self sufficiency.  Such countries may be subjected to different and, in some cases, more adverse economic environments.

THE DOW JONES EURO STOXX 50® INDEX

We have derived all information contained in this underlying supplement no. 160 regarding the Dow Jones EURO STOXX 50 Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information.  Such information reflects the policies of, and is subject to change by, STOXX Limited. The Dow Jones EURO STOXX 50 Index is offered and maintained by STOXX Limited.  We have not independently verified such information. We make no representation or warranty as to the accuracy or completeness of such information.

Additional information concerning the Dow Jones EURO STOXX 50 Index, including the country and industrial sector weightings of the securities included in the Dow Jones EURO STOXX 50 Index, may be obtained at the STOXX Limited web site (www.stoxx.com). Information contained in the STOXX Limited website is not incorporated by reference in, and should not be considered a part of, this underlying supplement no. 160 or any terms supplement.

You can obtain the level of the Dow Jones EURO STOXX 50 Index at any time from the Bloomberg® service under the symbol “SX5E,” or from the STOXX Limited web site at www.stoxx.com.

Dow Jones EURO STOXX 50® Index Composition and Maintenance

The Dow Jones EURO STOXX 50 Index was created by STOXX Limited, a joint venture between Deutsche Börse AG, Dow Jones & Company and SWX Group.  Publication of the Dow Jones EURO STOXX 50 Index began on February 28, 1998, based on an initial Dow Jones EURO STOXX 50 Index value of 1,000 at December 31, 1991.

The Dow Jones EURO STOXX 50 Index is composed of 50 component stocks of market sector leaders from within the Dow Jones EURO STOXX Index, which includes stocks selected from the Eurozone.  The component stocks have a high degree of liquidity and represent the largest companies across all market sectors defined by the Dow Jones Global Classification Standard.

The composition of the Dow Jones EURO STOXX 50 Index is reviewed annually, based on the closing stock data on the last trading day in August.  The component stocks are announced the first trading day in September.  Changes to the component stocks are implemented on the third Friday in September and are effective the following trading day.  Changes in the composition of the Dow Jones EURO STOXX 50 Index are made to ensure that the Dow Jones EURO STOXX 50 Index includes the 50 market sector leaders from within the Dow Jones EURO STOXX Index.  A current list of the issuers that comprise the Dow Jones EURO STOXX 50 Index is available on the STOXX Limited website: www.stoxx.com.

The free float factors and weighting cap factors for each component stock used to calculate the Dow Jones EURO STOXX 50 Index, as described below, are reviewed, calculated and implemented on a quarterly basis and are fixed until the next quarterly review. The weighting of a component stock is capped at 10% of the Dow Jones EURO STOXX 50 Index’s total free float market capitalization.

The Dow Jones EURO STOXX 50 Index is also reviewed on an ongoing basis.  Corporate actions (including initial public offerings, mergers and takeovers, spin-offs, delistings and bankruptcy) that affect the Dow Jones EURO STOXX 50 Index composition are immediately reviewed.  Any changes are announced, implemented and effective in line with the type of corporate action and the magnitude of the effect.

Dow Jones EURO STOXX 50 Index Calculation

The Dow Jones EURO STOXX 50 Index is calculated with the “Laspeyres formula,” which measures the aggregate price changes in the component stocks against a fixed base quantity weight.  The formula for calculating the Dow Jones EURO STOXX 50 Index value can be expressed as follows:

free float market capitalization of the Dow Jones EURO STOXX 50 Index
Index	=	adjusted base date market capitalization of the	x	1,000
Dow Jones EURO STOXX 50 Index

The “free float market capitalization of the Dow Jones EURO STOXX 50 Index” is equal to the sum of the products of the closing price, number of shares, free float factor and weighting cap factor for each component stock as of the time the Dow Jones EURO STOXX 50 Index is being calculated.

The Dow Jones EURO STOXX 50 Index is also subject to a divisor, which is adjusted to maintain the continuity of Dow Jones EURO STOXX 50 Index values despite changes due to corporate actions.  The following is a summary of the adjustments to any component stock made for corporate actions and the effect of such adjustment on the divisor, where shareholders of the component stock will receive “B” number of shares for every “A” share held (where applicable).

(1) Cash dividend:		(2) Special cash dividend:
Adjusted price =	closing price — dividend announced by the company * (1 — withholding tax)	Adjusted price =	closing price — dividend announced by the company * (1 — withholding tax)
Divisor: decreases		Divisor: decreases
(3) Split and reverse split:		(4) Rights offering:
Adjusted price =	closing price * A/B	Adjusted price =	(closing price * A + subscription price * B) / (A + B)
New number of shares =	old number of shares * B/A	New number of shares =	old number of shares * (A + B) / A
Divisor: no change		Divisor: increases
(5) Stock dividend:		(6) Stock dividend of another company:
Adjusted price = closing price * A / (A + B)		Adjusted price =	(closing price * A — price of other company * B) / A
New number of shares =	old number of shares * (A + B) / A
Divisor: no change		Divisor: decreases
(7) Return of capital and share consideration:		(8) Repurchase shares / self tender:
Adjusted price =	(closing price — dividend announced by company * (1 - withholding tax)) * A/B	Adjusted price =	((price before tender * old number of shares) — (tender price * number of tendered shares)) / (old number of shares - number of tendered shares)
New number of shares =	old number of shares * B/A	New number of shares =	old number of shares - number of tendered shares
Divisor: decreases		Divisor: decreases
(9) Spin-off: Adjusted price = (closing price * A — price of spun-off shares * B) / A Divisor: decreases
(10) Combination stock distribution (dividend or split) and rights offering: For this corporate action, the following additional assumptions apply:
• Shareholders receive B new shares from the distribution and C new shares from the rights offering for every A share held.
• If A is not equal to one share, all the following “new number of shares” formulae need to be divided by A:
— If rights are applicable after stock distribution (one action applicable to other):		— If stock distribution is applicable after rights (one action applicable to other):
Adjusted price =	(closing price * A + subscription price * C * (1 + B / A)) / ((A + B) * (1 + C / A))	Adjusted price =	(closing price * A + subscription price * C) / ((A + C) * (1 + B / A))
New number of shares =	old number of shares * ((A + B) * (1 + C / A)) / A	New number of shares =	old number of shares * ((A + C) * (1 + B / A))
Divisor: increases		Divisor: increases

— Stock distribution and rights (neither action is applicable to the other):

Adjusted price = (closing price * A + subscription price * C) / (A + B + C)

New number of shares = old number of shares * (A + B + C) / A

Divisor: increases

Discontinuation of the Dow Jones EURO STOXX 50 Index; Alteration of Method of Calculation

STOXX Limited has no obligation to continue to publish the Dow Jones EURO STOXX 50 Index, and may discontinue publication of the Dow Jones EURO STOXX 50 Index at any time in its sole discretion. If STOXX Limited discontinues publication of the Dow Jones EURO STOXX 50 Index and STOXX Limited or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the discontinued Dow Jones EURO STOXX 50 Index (such index being referred to herein as a “EURO STOXX successor index”), then any Index closing level will be determined by reference to the level of such EURO STOXX successor index at the close of trading on the relevant exchange or market for the EURO STOXX successor index on each relevant Index Valuation Date, Observation Date, Averaging Date, Review Date or other relevant date or dates as set forth in the relevant terms supplement.

Upon any selection by the calculation agent of a EURO STOXX successor index, the calculation agent will cause written notice thereof to be promptly furnished to the trustee, to us and to the holders of the notes.

If STOXX Limited discontinues publication of the Dow Jones EURO STOXX 50 Index prior to, and such discontinuance is continuing on, an Index Valuation Date, Observation Date, Averaging Date, Review Date or other relevant date or dates as set forth in the relevant terms supplement and the calculation agent determines, in its sole discretion, that no EURO STOXX successor index is available at such time, or the calculation agent has previously selected a EURO STOXX successor index and publication of such EURO STOXX successor index is discontinued prior to, and such discontinuation is continuing on, such Index Valuation Date, Observation Date, Averaging Date, Review Date or other relevant date, or if STOXX Limited (or the publisher of any Dow Jones EURO STOXX 50 successor index) fails to calculate and publish a closing level for the Dow Jones EURO STOXX 50 Index (or any Dow Jones EURO STOXX 50 successor index) on any date when it would ordinarily do so in accordance with its customary practice, then the calculation agent will determine the Index closing level for such date.  The Index closing level will be computed by the calculation agent in accordance with the formula for and method of calculating the Dow Jones EURO STOXX 50 Index or EURO STOXX successor index, as applicable, last in effect prior to such discontinuation or failure to calculate or publish a closing level for the index, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation) at the close of the principal trading session on such date of each security most recently comprising the Dow Jones EURO STOXX 50 Index or EURO STOXX successor index, as applicable.  Notwithstanding these alternative arrangements, discontinuation of the publication or failure to calculate or publish the closing level of the Dow Jones EURO STOXX 50 Index may adversely affect the value of the notes.

As used herein, “closing price” of a security, on any particular day, means the last reported sales price for that security on the relevant exchange at the scheduled weekday closing time of the regular trading session of the relevant exchange.  If, however, the security is not listed or traded on a bulletin board, then the closing price of the security will be determined using the average execution price per share that an affiliate of Lehman Brothers Holdings pays or receives upon the purchase or sale of the security used to hedge Lehman Brothers Holdings’ obligations under the notes. The “relevant exchange” for any security (or any combination thereof then underlying the Dow Jones EURO STOXX 50 Index or any successor index) means the primary exchange, quotation system (which includes bulletin board services) or other market of trading for such security.

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If at any time the method of calculating the Dow Jones EURO STOXX 50 Index or a EURO STOXX successor index, or the level thereof, is changed in a material respect, or if the Dow Jones EURO STOXX 50 Index or a EURO STOXX successor index is in any other way modified so that the Dow Jones EURO STOXX 50 Index or such EURO STOXX successor index does not, in the opinion of the calculation agent, fairly represent the level of the Dow Jones EURO STOXX 50 Index or such EURO STOXX successor index had such changes or modifications not been made, then the calculation agent will, at the close of business in New York City on each date on which the Dow Jones EURO STOXX 50 Index closing level is to be determined, make such calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a level of a stock index comparable to the Dow Jones EURO STOXX 50 Index or such EURO STOXX successor index, as the case may be, as if such changes or modifications had not been made, and the calculation agent will calculate the Index closing level with reference to the Dow Jones EURO STOXX 50 Index or such EURO STOXX successor index, as adjusted.  Accordingly, if the method of calculating the Dow Jones EURO STOXX 50 Index or a EURO STOXX successor index is modified so that the level of the Dow Jones EURO STOXX 50 Index or such EURO STOXX successor index is a fraction of what it would have been if there had been no such modification (e.g., due to a split in the Dow Jones EURO STOXX 50 Index), then the calculation agent will adjust its calculation of the Dow Jones EURO STOXX 50 Index or such EURO STOXX successor index in order to arrive at a level of the Dow Jones EURO STOXX 50 Index or such EURO STOXX successor index as if there had been no such modification (e.g., as if such split had not occurred).

License Agreement with STOXX Limited

Lehman Brothers International Europe has entered into a non-transferable, non-exclusive license agreement with STOXX, which grants Lehman Brothers Holdings Inc. and certain of its affiliates or subsidiaries a license, in exchange for a fee, to use the Dow Jones EURO STOXX 50 Index in connection with certain securities, including the notes.

The notes are not sponsored, endorsed, sold or promoted by STOXX Limited (including its affiliates) (collectively referred to as “STOXX Limited”).  STOXX Limited has not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to the notes.  STOXX Limited makes no representation or warranty, express or implied to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly, or the ability of the EURO STOXX 50 Index to track general stock market performance.  STOXX Limited has no relationship to Lehman Brothers other than the licensing of the Dow Jones EURO STOXX 50 Index and the related trademarks for use in connection with the notes, which index is determined, composed and calculated by STOXX Limited without regard to Lehman Brothers or the notes. STOXX Limited has no obligation to take the needs of Lehman Brothers or the owners of the notes into consideration in determining, composing or calculating the Dow Jones EURO STOXX 50 Index.  STOXX Limited is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash.  STOXX Limited has no liability in connection with the administration, marketing or trading of the notes.

STOXX LIMITED DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES EURO STOXX 50® INDEX OR ANY DATA INCLUDED THEREIN AND STOXX LIMITED SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN.  STOXX LIMITED MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LEHMAN BROTHERS, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY IN CONNECTION WITH THE USE OF THE DOW JONES EURO STOXX 50 INDEX OR ANY DATA INCLUDED THEREIN.  STOXX LIMITED MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES EURO STOXX 50® INDEX OR ANY DATA INCLUDED THEREIN.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL STOXX LIMITED HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE

POSSIBILITY THEREOF.  THE LICENSING AGREEMENT BETWEEN LEHMAN BROTHERS AND STOXX LIMITED IS SOLELY FOR THEIR BENEFIT AND NOT FOR THE BENEFIT OF THE OWNERS OF THE NOTES OR ANY THIRD PARTIES.

“DOW JONES EURO STOXX 50®” AND “STOXX®” ARE TRADEMARKS OF STOXX LIMITED AND HAVE BEEN LICENSED FOR CERTAIN PURPOSES BY LEHMAN BROTHERS.  THE NOTES ARE NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY STOXX LIMITED, AND STOXX LIMITED MAKES NO REPRESENTATION REGARDING THE ADVISABILITY OF INVESTING IN THE NOTES.